General Motors Corporation
Mail Code 482-C34-D68
300 GM Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000
Tel 313-667-3434
Fax 313-667-3430
February 3, 2009

By Federal Express and EDGAR	FOIA Confidential treatment is requested by General Motors Corporation pursuant to 17 C.F.R 200.83
David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	General Motors Corporation Form 10-K for the year ended December 31, 2007 Filed February 28, 2008 Form 10-Q for the nine months ended September 30, 2008 Filed November 10, 2008 File No. 001-00043
Dear Mr. Humphrey:
This is to advise you that, pursuant to 17 C.F.R. 200.83, General Motors Corporation (“We,” “GM” or “the Corporation”) requests confidential treatment under the Freedom of Information Act of the redacted information in this letter. A separate unredacted version of this letter has been delivered to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
In accordance with the foregoing regulation, please promptly notify Anne T. Larin of the GM Legal Staff, of any request under the Freedom of Information Act for access to the selected portions of this letter for which GM requests confidentiality. Any such notification should be directed to Ms. Larin at the following address: General Motors Corporation, Mail Code 482-C23-D24, 300 Renaissance Center, Detroit, Michigan 48243. In addition, Ms. Larin can be reached by telephone at (313) 665-4927. Any questions related to the request for confidential treatment, and all other notices issued with respect thereto, should also be directed to Ms. Larin.
On behalf of the Corporation, the following responses are being provided to the comments of the staff of the Securities and Exchange Commission contained in your December 30, 2008 letter

February 3, 2009

regarding the above-referenced filings. For ease of reference, we have reproduced the staff’s comments below along with our response to each comment.
Form 10-Q for the nine months ended September 30, 2008
Condensed Consolidated Balance Sheets, page 2
1.	We note that your inventory balance has increased significantly. We also note that, due to a significant deterioration of demand throughout your dealer network along with the tightening of the credit markets, you have experienced a significant decrease in unit sales. Furthermore, it appears you have implemented aggressive customer incentive programs. Considering that you are entering a new model year, it seems that older models will need to continue to be heavily discounted. Additionally, the current oversupply of used vehicles will likely contribute to downward pricing pressures. Therefore, it appears there may be some risk that your inventory could be sold below cost. As such, please tell us what consideration has been given to disclosing management’s views regarding these circumstances and to expanding your current inventory accounting policy to provide more robust disclosure of the material assumptions and methodologies used by management in assessing for excess or obsolete inventories.
Response
In preparing our September 30, 2008 financial statements and consistent with our historical practice, we did consider the possibility that vehicles in inventory at that time could be sold below cost. However, we concluded that after consideration of all inventory reserves, it was not likely that existing inventory would be sold below cost.
With respect to GM North America (GMNA) even after considering the effect of sales incentives on revenue, we currently have very few vehicles being sold at less than inventoriable cost, mostly vehicles being sold in very low volumes from the United States to Mexico. With certain exceptions, inventory in the U.S. related to vehicles and spare parts is accounted for in one LIFO pool. In accordance with paragraph 6-12 of the AICPA Issues Paper, Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories, we apply lower of cost or market provisions at the pool grouping. At September 30, 2008, the net book value of the U.S. LIFO pool was $3.5 billion, net of a $1.4 billion LIFO reserve. Given that the LIFO reserve reduces the FIFO cost of the pool by 29 percent, notwithstanding the adverse market factors referred to by the staff, the inventory in the pool carried at LIFO cost is not in excess of market. On a quarterly basis, we review U.S. inventories not included in the LIFO pool, principally Company Cars, and record adjustments as necessary.
Outside of GMNA, we did increase our reserves related to finished goods inventory due to lower of cost or market factors which arose in the three months ended September 30, 2008. Specifically, we concluded that we were likely to sell certain existing inventory below cost, primarily in the United Kingdom for GM Europe (GME) and in Russia for GM Asia Pacific

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(GMAP)1, and increased our reserves to reflect these changes during the three months ended September 30, 2008.
In our 2008 Annual Report on Form 10-K, we will expand our disclosure to provide more extensive disclosure of management’s conclusions regarding assessments of excess or obsolete inventories, including the methodologies and significant assumptions used by management in assessing excess or obsolete inventories. Supplementally, we will provide the staff our proposed disclosure prior to the filing of our 2008 Annual Report on Form 10-K.
Notes to Condensed Consolidated Financial Statements
Note 16 — Impairments, page 45
General
2.	You state that you test goodwill for impairment annually and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. In light of your current circumstances, it appears your policy would require the performance of an interim impairment analysis of both goodwill and other long lived assets such as property, plant and equipment. Therefore, please tell us whether such an interim analysis was performed or, if not, provide us with significant support for management’s conclusions in this regard. For guidance, see paragraph 28 of SFAS 142 and paragraph 8 of SFAS 144.
Response
With respect to goodwill, our reporting units are GMNA, GME, GMAP and GM Latin America, Africa and Mid-East (GMLAAM), which also correspond to our operating and reportable segments under SFAS No. 131. As of September 30, 2008, our goodwill of $676 million was located within GMNA and GME, which had $161 million and $515 million of goodwill allocated, respectively. Our annual goodwill impairment testing date is October 1st. We did not perform an interim impairment analysis in the three months ended September 30, 2008 for two principal reasons. First, as described in the next paragraph, impairment tests were conducted for each reporting unit during either the three months ended December 31, 2007 or June 30, 2008. While business conditions did deteriorate during the three months ended September 30, 2008, based on the results of those prior tests, we did not believe that conditions had changed sufficiently to make it more likely than not that the fair value of either reporting unit had fallen below carrying value, such that an impairment would arise in the third quarter. Second, GMNA

[1]	As disclosed in our periodic filings, Chevrolet branded vehicles sold in GME are manufactured by our Korean subsidiary GM Daewoo and the revenue is recognized by GM Daewoo, but we include the vehicle units as part of our GME market share and sales totals.

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and GME had negative carrying values1 at June 30 and September 30, 2008. We generally believe that the fair value of a reporting unit cannot fall below zero; hence, as long as the carrying value of a reporting unit is negative (as is the case for GMNA and GME), then step one of the goodwill impairment test cannot be failed.
Our latest interim goodwill impairment test for GMNA was conducted at June 30, 2008 and resulted in a fair value of $[] billion compared to a negative book value of $[] billion. Our latest goodwill impairment test for GME was conducted at December 31, 2007 and resulted in a fair value of $[] billion compared to a negative carrying value of $[] billion. At September 30, 2008, GMNA and GME continued to have a negative carrying values.
With respect to our long-lived assets that are under the scope of SFAS No. 144 (other than our portfolios of operating leases discussed in question 4), we group our long-lived assets into asset groups at various levels. For GMNA and GME, such groupings are determined at two levels:
•	special tools are grouped by vehicle platform (Tooling); and

•	the remainder of our long-lived productive assets (plant and non-Tooling machinery and equipment, hereafter referred to as Plant and Equipment) are grouped by geographic area, consistent with our segment reporting and reporting unit structure discussed above.
For GMLAAM and GMAP, where our operations are not as integrated as they are in GMNA and GME and the effects of trade barriers, customs and duties are more prevalent due to the absence of free trade agreements such as NAFTA, we review our long-lived assets for impairment at various levels including the country or factory level.
Tooling comprises $11.2 billion of our $42.2 billion of plant, property and equipment at September 30, 2008. In GMNA and GME, each quarter we review platform profitability analyses for each vehicle platform as a means of identifying potential vehicle platform specific Tooling that may not be recoverable. When a vehicle platform is identified for possible impairment, we prepare an estimate of undiscounted cash flows expected to be generated by the specific vehicle platform. As long as this estimate exceeds the carrying value of the Tooling (“step one” of the impairment test), then no impairment exists. If step one is failed, then we discount the estimated future cash flows to determine the fair value of the Tooling, and an impairment charge is recognized for the excess of carrying value over fair value. During the quarter ended September 30, 2008, there were no vehicle platforms and related Tooling that failed step one of the impairment test. Tooling impairments recognized under this methodology during the year-to-date periods ending September 30, 2008, December 31, 2007 and December 31, 2006 were nil, $240 million and $424 million, respectively.

[1]	GMNA’s negative carrying value is primarily related to approximately $[] billion of regional debt, however, the carrying value prior to consideration of long-term debt is also negative.

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With respect to Plant and Equipment, we did not perform asset impairment tests of our GMNA, GME or GMAP assets at September 30, 2008. As disclosed in our September 30, 2008 Form 10-Q, as part of our asset impairment tests of our GMLAAM assets, we recorded asset impairment charges of $1 million in the three months ended September 30, 2008. With respect to GMAP, we do not believe that a triggering event occurred in the three months ended September 30, 2008. With respect to GMNA and GME, we agree with the staff that business conditions deteriorated during this time frame. We do note, however, that much of the turmoil that occurred prior to September 30, 2008 was in the financial sector, and that much of the adverse impact to the Corporation occurred during the fourth quarter rather than the third quarter. When preparing our September 30, 2008 financial statements, we reviewed the events and circumstances and concluded that the deterioration would not have caused the undiscounted cash flows of these asset groups to decline to such an extent as to be lower than the carrying value of the related long-lived asset groups, and accordingly concluded that a triggering event had not occurred.
Our latest long-lived asset impairment test for the GMNA asset group was conducted at June 30, 2008, which resulted in undiscounted cash flows of $[] billion compared to a net carrying value of the related asset group of negative $[] billion1 (book value of long-lived assets of $27.0 billion.) Our latest long-lived asset impairment test for the GME asset group was conducted at December 31, 2007 and resulted in undiscounted cash flows of $[] billion compared to a net carrying value of the related asset group of $[] billion (book value of long-lived assets of $9.6 billion.) In reaching our conclusion that a triggering event did not occur, we considered the large margin of excess undiscounted cash flows of each of these asset groups over each asset group’s book value at the most recent impairment test for GMNA (June 30, 2008) and GME (December 31, 2007), as well as the anticipated effects on those cash flows of events occurring in the three months ended September 30, 2008.
We would like to note that, as the staff is aware, events have continued to deteriorate subsequent to the issuance of our September 30, 2008 financial statements and we would like to supplementally advise the staff that we believe SFAS No. 142 and SFAS No. 144 triggering events have occurred in one or more of our reporting units and assets groups in the three months ended December 31, 2008. Accordingly, we are currently performing goodwill and long-lived asset impairment analyses on the affected reporting units and asset groups as of December 31, 2008.

[1]	The principal difference between the carrying value of GMNA for goodwill impairment testing and asset impairment testing is regional third-party debt, which is not included in the GMNA asset group for asset impairment testing purposes.

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3.	If you performed an impairment analysis as of the end of the third quarter, please provide us with a summary of your analysis along with the significant assumptions used by management. Additionally, in light of the uncertainty surrounding your business, please provide significant support for any material assumptions such as growth rates, discount rate and the time frame associated with future projected cash flows.
Response
As noted in our response to question 2, except for the SFAS No. 144 impairment test for GMLAAM assets, we did not perform a detailed goodwill or SFAS No. 144 impairment analysis for Plant and Equipment at September 30, 2008. However, we did perform both a goodwill and SFAS No. 144 impairment analysis for Plant and Equipment for GMNA at June 30, 2008 and at December 31, 2007 for GME. Our Tooling asset groups are monitored quarterly as part of our vehicle platform profitability review process.
We utilize the same data, projected cash flows, etc, for both our goodwill and long-lived asset impairment tests. The significant assumptions are: estimated industry sales volumes; our assumption of market share; the mix of vehicles sold between cars, crossovers and trucks1; life of primary asset groups for long-lived assets; and the discount rate utilized. A summary of these assumptions utilized in our June 30, 2008 analyses for goodwill and our SFAS No. 144 impairment analysis for Plant and Equipment with respect to GMNA, and in our December 31, 2007 analyses with respect to GME, is included below, as well as changes in those assumptions as of September 30, 2008.
[Table redacted]
Industry sales volumes for each year were determined by our industry analysis group (GMIA), after considering such external sources as JD Power surveys. Historical industry sales volumes for 2005 through 2007 were 17.5 million, 17.1 million and 16.5 million in the United States and 21.1 million, 21.9 million and 23.1 million in our GME region.
GM market share is our internal analysis prepared by GMIA. Historical GM market share for 2005 through 2007 was 25.9%, 24.2% and 23.5% in the United States and 8.0%, 7.6% and 7.1% in our GME region. For GME, market share excludes sales of Chevrolet branded products, as the sales related to these products are recorded in our GMAP segment.

[1]	This vehicle mix pattern is particularly relevant to GMNA, but is not relevant to GME as we do not sell large volumes of crossovers or trucks in this region.

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The mix of vehicles sold is based on our historical experience and our expectations regarding consumer purchasing patterns based on fuel costs and other considerations. Historical industry mix of vehicles sold in the United States for 2005 through 2007 is as follows:

	2005	2006	2007
Cars	44. %	46%	46%
Crossovers	13%	14%	17%
Trucks	43%	40%	37%
Discount rate represents our after-tax weighted average cost of capital (WACC) as prepared by our treasury function based on our current capital structure utilizing a rolling 12 month cost of debt and cost of equity factor.
The time frame associated with projected cash flows for the Tooling asset groups is determined based on the remaining useful life of each individual vehicle platform including sales of service parts, which generally range from 5 to 9 years and included the probability of extending the useful life of certain vehicle programs if it is under consideration at the time of the impairment analysis. The number of years of projected cash flows for the Plant and Equipment asset group was based on the weighted average remaining life of the primary asset, which we believe is the manufacturing facilities. The primary asset life was determined based on the weighted average remaining life of the appropriate manufacturing facilities.
2008 Impairments
4.	You indicate that FIO recorded impairment charges of $105 million due to a decline in residual values. In this regard, this impairment appears to be less than 2% of the total equipment on operating leases, including the FIO lease portfolio. Considering the significant downturn in your business, the relative amount of these impairment charges does not appear to correspond with the gravity of your current circumstances. Additionally, it appears that the possible transition of leased fleets to dealership lots through auctions, as lease terms expire, will only increase the inventory in an oversaturated market. In light of these matters and the fact that others in your industry have recorded material impairments to the residual values of their fleets, please tell us in detail how you determined the adequacy of the aforementioned impairment charges.
Response
Our equipment on operating leases consists of two separate portfolios of assets under two separate types of leases. The residual values of the vehicles in both portfolios are reviewed quarterly and the assets are tested for impairment under SFAS No. 144, if required. The first portfolio of equipment under operating leases is included in our FIO segment, has a net book value of $2.9 billion at September 30, 2008, and includes vehicles subject to retail leases that we

February 3, 2009

retained when we disposed of 51% of our interest in GMAC LLC (the FIO Leases). The related retail leases have lease terms ranging up to 48 months which mature through approximately January 2010 and typically give purchase options to both the lessee and dealer involved in the initial lease transaction. The second portfolio of equipment on operating leases consists primarily of vehicles leased to daily rental companies (e.g., Hertz), is included in our automotive segment, and has a net book value of $4.3 billion at September 30, 2008 (Automotive Leases).
As more fully discussed below, the vehicles in the FIO Lease portfolio are grouped into approximately 500 asset groups for purposes of SFAS No. 144 impairment testing. The $105 million impairment charge recorded in the three months ended June 30, 2008 relates entirely to the FIO Leases. An additional $166 million charge was recorded in the quarter ended June 30, 2008 for the FIO Leases relating to intersegment residual support and risk sharing that was included as part of the $1.6 billion increase in residual support and risk sharing reserves we recorded in the three months ended June 30, 2008. Combined, the $105 million and $166 million in charges relating to our FIO Leases recorded in the three months ended June 30, 2008 represent a reduction in value of the FIO Leases of $271 million, or 7.1%. Upon reviewing the staff’s question on this matter, we recognized that this is not apparent from our disclosures in our Quarterly Report on Form 10-Q for the three months ended September 30, 2008. In future filings, beginning with our 2008 Annual Report on Form 10-K, we will clarify our disclosures such that readers understand the total effect of impairments on the FIO Leases.
Our portfolio of FIO Leases is grouped into asset groups based on the lowest level of identifiable cash flows determined based on three factors: make/model of the vehicle, lease term and year of contract origination. We currently have approximately 500 asset groups1 and depreciate the vehicles to estimated residual values based on estimates determined at inception of the lease equal to a percentage of Manufacturer’s Suggested Retail Price (MSRP) based on rates established by Automotive Leasing Guide (ALG). Quarterly, we review our depreciation rates to determine if adjustments are necessary to those rates based on changes in current residual values and our depreciation model is designed such that at the end of the lease term vehicles are auctioned with minimal gains or losses.
The June 30, 2008 impairment analysis performed on the FIO Leases was performed at the asset group level, and was based on the estimated cash flows from the contractual minimum lease payments adjusted for credit losses and defaults (the MLPs), a current estimate of residual value, and cash outflows consisting of costs to service the FIO Leases.
While assumptions regarding the level of MLPs are relevant, the assumption of residual value affects the impairment analysis most significantly. In estimating residual value in our impairment analysis at June 30, 2008, we started with June 2008 lease termination proceeds from

[1]	For example, we estimated the net cash flows for Chevrolet Tahoes with a 36 month term originated in 2006 separately from Chevrolet Tahoes with a 36 month term originated in 2007.

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auctions of scheduled and early terminations of leases, lessee and dealer buyouts and collisions. We then assumed that no lessees or dealers bought vehicles at lease termination for the contractual residual given the out-of-the-money nature of that decision when the actual residual value is considerably lower.1 We also held the resulting residual values constant assuming no further deterioration or improvement through the remaining term of each FIO Lease. We concluded that this was reasonable, after reviewing historical auction proceeds, the mix of vehicles at auction and other actions taken to stabilize future supply and demand imbalances. June 2008 auction results included a large number of Sport Utility Vehicles (SUVs) resulting from the termination of 24 month leases, which resulted in significant downward pressure in auction proceeds for SUVs as the supply was greater than demand. In addition, the continuing escalation in fuel prices in 2008 had severely reduced customer demand for these vehicles, which we anticipated was a long-term fundamental shift in consumer demand. We moderated these negative factors with the assumption that actions taken by many automakers, including us, to temporarily cease the production of SUVs during 2008 to help balance the supply of vehicles available in the market, would result in a more balanced supply and demand in the future and therefore, stabilize SUV residual values in the future to June 2008 levels.
Based on the results of this analysis, we concluded that for approximately 200 of our asset groups, the undiscounted cash flows did not exceed the carrying value of the related asset group. We then discounted the estimated net cash flows for each group at a discount rate of 10% to determine the fair value of the asset group, resulting in a cumulative impairment charge of $271 million related to the FIO Leases. The remaining approximately 300 asset groups were not impaired and no impairment charge was appropriate at June 30, 2008.
At September 30, 2008, we again reviewed residual values and concluded that we had no reason to believe an additional impairment charge was necessary or that further impairment indicators existed based on the increase from July through September 2008 in lease termination proceeds from auctions of scheduled and early terminations of leases.
With respect to our Automotive Leases, while these transactions are structured legally as sales to the daily rental companies, the initial transaction is accounted for as an operating lease under EITF No. 95-1 because we have an obligation to repurchase the vehicles after a certain time, generally within six to twelve months. These leases are short-term and approximately $145 million in impairment charges were recorded in GME in the three months ended September 30, 2008. As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2007, we significantly reduced our sales of vehicles to daily rental companies in the United States, by almost 184,000 vehicles in 2007, partially through increasing prices charged on

[1]	We concluded this was appropriate as the excess of contractual residuals over auction values had widened significantly, which resulted in the potential for many lessees and dealers to purchase a comparable vehicle at auction for significantly less than the contractual purchase option included in the rental agreement. By making this assumption, we reflected our concern that the benefit to us of lessees or dealers exercising an out-of-the-money purchase option would not materialize.

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vehicles, which has resulted in increased profits on daily rental sales. Also, the mix of vehicles leased to daily rental car companies in the United States is much more heavily weighted to cars (over 60% cars) compared to the FIO Leases (where less than 50% were cars).
In the United States, which represents approximately $2.8 billion of the net book value of Automotive Leases at September 30, 2008, we analyze the vehicles under Automotive Leases by model year as a single asset group. We believe this is appropriate as we enter into annual contracts with the rental car companies which generally describe the types of vehicles they will purchase during the year, the average amount of time vehicles are expected to be retained and the prices to be paid for each vehicle. However, the exact composition is not known at inception of the contract and accordingly, as transactions occur we make estimates of the amount of time each vehicle will be retained, the average transaction price and the mix of vehicles. As each contract progresses, we record revisions in these estimates as the rental car companies purchase additional vehicles. As with the FIO Leases, the cash flows for this asset group are most sensitive to the residual value assumptions. At June 30 and September 30, 2008, estimated undiscounted cash flows to be received related to the U.S. 2008 model year asset group of $2.9 billion and $1.6 billion were greater than the carrying value of the related assets of $2.7 billion and $1.6 billion, respectively. However, in the three months ended September 30, 2008, we recorded net reductions in revenues of $58 million and increases in expenses of $63 million associated with changes in the actual mix of vehicles leased and the average time the vehicles were being retained by the rental company for the Automotive Leases entered into during the 2008 model year, compared to the assumptions utilized at inception of the 2008 model year. In addition, on a quarterly basis, we review our depreciation rates to determine if adjustments are necessary to those rates based on changes in current residual values and our depreciation model is designed such that at the end of the lease term vehicles are auctioned with minimal resulting gain or loss. At September 30, 2008, we determined that while the Automotive Leases remained profitable, that profitability had deteriorated and we would need to record a further $58 million in depreciation expense on a prospective basis such that the book values of the vehicles will equal estimated auction proceeds.
The majority of the remaining Automotive Leases are located in GME, which recorded approximately $145 million in impairment charges in the three months ended September 30, 2008 related to declines in residual values in the United Kingdom.
Supplementally, we advise the staff that the auction prices for cars have deteriorated since the issuance of our September 30, 2008 financial statements. Accordingly, we are currently performing an impairment analysis of both the FIO Leases and Automotive Leases.
Note 18 — Transactions with GMAC
Statement of Operations, page 49
5.	You state that net sales and revenue were favorably affected by a reduction of $0.7 billion in the accruals for residual support programs for leased vehicles, for the three months

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ended September 30, 2008, due to recent experience related to dealer/lessee lease buy-outs and improvement in residual values of fullsize pick-ups and sport utility vehicles. In light of your current circumstances, please provide us with more details regarding the specific recent experience related to dealer/lessee lease buy-outs and improvement in residual values of fullsize pick-ups and sport utility vehicles which caused you to reverse a portion of your residual value support program liabilities.
Response
As noted in our response to question 4, we had noted an increase in the auction residual values of fullsize trucks and SUVs from June 30, 2008 through September 30, 2008. The following is a summary of the specific information reviewed:

	Residual Values as a Percentage of Expected ALG[1]
Vehicle Type	June 30th	July 31st	August 31st	September 30th
Cars	97.2%	101.0%	101.1%	97.4%
Trucks	89.7%	92.8%	95.2%	95.2%
SUV	86.6%	90.2%	91.9%	90.9%
Large SUV	85.1%	87.3%	89.6%	89.3%
Mid-SUV	84.3%	88.0%	90.0%	88.5%
With regard to lease buy-outs by dealer/lessees, historically seven to ten percent of vehicles under leases have been purchased by lessees or dealers at the contractual residual value at lease termination. When that occurs, we are not required to pay residual support or risk sharing, as such payments are only payable when proceeds from disposal of the vehicle are less than contractual residual values. Until June 30, 2008, we had utilized this historical experience as part of our key assumptions in estimating our residual support and risk sharing accruals to GMAC. As discussed in our response to question 4, at June 30, 2008, we changed this assumption for both our residual support and risk sharing accruals and our FIO Leases to provide that no lessee or dealer would purchase vehicles at lease termination for contractual residual value. As discussed in our response to question 4, we concluded this was a reasonable assumption because we believed that lessees and dealers would make a sound economic decision and would not purchase the vehicle at lease termination for the contractual residual value in the lease if they could obtain a comparable vehicle at a lower cost (that is, auction results indicated lower values than the contractual residual price a lessee or dealer would have to pay to purchase the vehicle at lease termination). In addition, we concluded that a large number of SUVs, which

[1]	Each leasing contract contains a residual value, expressed in dollars. This contractual residual value is established based on the percentage of residual value the vehicle is expected to be worth at scheduled termination, based expressed as a percentage of the expected residual values published by American Leasing Guide (ALG) for the same vehicle and leases term. Accordingly, this ratio compares current residual values to contractual residual values.

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previously would have been purchased, would not be purchased due to the continued escalation of fuel prices.
As part of our normal quarterly process, in the three months ended September 30, 2008, we monitored our assumptions to determine if any additional information became available which would require modification to the assumptions utilized in establishing our residual support and risk sharing accruals. We observed that lessees and dealers continued to purchase vehicles at scheduled termination for the contractual residual value, contrary to the assumption of no purchases utilized as of June 30, 2008. Accordingly, we concluded that adjusting our residual support and risk sharing accruals as of September 30, 2008 to reflect this updated information was appropriate.
6.	You state on page 64 that you had an increase of $0.9 billion in the accrual for residual support programs for leased vehicles, for the nine months ended September 30, 2008, due to the decline in residual values of fullsize pick-up trucks and sport utility vehicles. In this regard, please provide us with a comparison of (i) the assumptions used in relation to the charges taken and monies provided under the residual support program you have with GMAC with (ii) the assumptions used when assessing the residual values of equipment on operating leases.
Response
We utilized the same residual value and related assumptions at June 30, 2008 and September 30, 2008, as described in our response to question 4, to determine the amounts to record for residual support and risk sharing accruals to GMAC and for the impairment of the FIO Leases. For the Automotive Leases, due to the short-term nature of the leases we had historically forecast changes in auction proceeds and accordingly, different residual value assumptions were utilized compared to the FIO Leases. However, due to events in the three months ended December 31, 2008, primarily significant differences between forecast residual values for the Automotive Leases and actual residual values and continued uncertainty in our industry, we no longer have an adequate basis to forecast changes and will utilize current residual values in our impairment analysis of the Automotive Leases beginning in the three months ended December 31, 2008.
Item 2 — Management Discussion and Analysis of Financial Condition and Results of Operations
7.	Please tell us and consider expanding your trend disclosure to indicate management’s conclusion regarding current key economic factors and trends (e.g. excess capacity, pricing pressures, repossession rates and current credit environment) and the resulting effect on the residual values of the leased fleets, if applicable. For example, we believe you should provide a sensitivity analysis indicating the range of possible outcomes using different assumptions with respect to residual values.

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Response
As discussed in our response to questions 4 and 6, for the FIO leases we utilize current auction results to determine off lease vehicle residual values and we do not forecast any changes in auction proceeds in the future for the FIO Leases and beginning in the three months ended December 31, 2008 for the Automotive Leases. In future filings we will include a discussion of known trends pursuant to Item 303(a)(3)(ii) of Regulation S-K and, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, we will expand Management’s Discussion and Analysis — Critical Accounting Estimates: Valuation of Vehicle Operating Leases and Lease Residuals, to clarify this assumption and to include a sensitivity analysis displaying the effect on lease residuals of specified movements in auction proceeds. We generally do not provide prospective voluntary forward looking statements as described in SEC Release No. 33-6835.
General
Finally, we acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure that we made in the Form 10-K and 10-Q;

•	Comments from the SEC Staff or changes to our disclosure in filings with the SEC in response to those comments do not foreclose the Commission from taking any action with respect to the Form 10-K and 10-Q; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (313) 667-3434 if you or your staff has any additional questions or concerns you would like to discuss related to this letter or any of our filings.
Sincerely,
Nick S. Cyprus
Controller and Chief Accounting Officer